UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Datawatch Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
23791710-9
(CUSIP Number)
Christopher T. Cox, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York  10281
(212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

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1	NAME OF REPORTING PERSON WC Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Member Capital Contribution)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 689,966
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 689,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

13D

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1	NAME OF REPORTING PERSON The Estate of James Wood, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON OO (Estate)

*	On January 11, 2016, the Estate transferred its managing principal interest in WC Capital, LLC to Colleen M. Wood.

13D

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1	NAME OF REPORTING PERSON Colleen M. Wood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 423,764
	8	SHARED VOTING POWER 689,966*
	9	SOLE DISPOSITIVE POWER 423,764
	10	SHARED DISPOSITIVE POWER 689,966*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%
14	TYPE OF REPORTING PERSON IN

*	By virtue of being a managing principal of WC Capital, LLC.

13D

CUSIP No. 23791710-9	Page 5

1	NAME OF REPORTING PERSON Christopher T. Cox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,227
	8	SHARED VOTING POWER 689,966*
	9	SOLE DISPOSITIVE POWER 21,227
	10	SHARED DISPOSITIVE POWER 689,966*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 711,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.11%
14	TYPE OF REPORTING PERSON IN

*	By virtue of being a managing principal of WC Capital, LLC.

13D

CUSIP No. 23791710-9	Page 6

ITEM 1.	SECURITY AND ISSUER
This Amendment to Schedule 13D (this “Amendment 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Datawatch Corporation, a corporation organized under the laws of the State of Delaware (“Datawatch”), with its principal executive offices located at 271 Mill Road, Quorum Office Park, Chelmsford, MA 01824, and amends the Schedule 13D filed on January 22, 2001 (the “Original Schedule 13D” and, together with this Amendment 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.  Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.
Unless otherwise indicated, percentages of beneficial ownership are based on 11,641,453 shares of Common Stock outstanding as of November 9, 2015.
This Amendment 1 is being filed to amend and restate the Items of the Original Schedule 13D to read as set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND
This Amendment 1 is being filed jointly on behalf of WC Capital, LLC, a Delaware limited liability company (“WC Capital”), the Estate of James Wood (the “Estate”), Colleen M. Wood, co-executor of the Estate and a managing principal of WC Capital (“Mrs. Wood”), and Mr. Christopher T. Cox, co-executor of the Estate and a managing principal of WC Capital (“Mr. Cox” and, collectively with WC Capital, the Estate and Mrs. Wood, the “Reporting Persons”).
(a)-(c) This Amendment 1 is being filed by (1) WC Capital, with respect to the shares of Common Stock beneficially owned by WC Capital, (2) the Estate, with respect to shares of Common Stock formerly beneficially owned by the Estate of James Wood, (3) Mrs. Wood, an individual, with respect to shares of Common Stock beneficially owned by Colleen Wood and (4) Mr. Cox, an individual, with respect to shares of Common Stock beneficially owned by Christopher Cox.
Mrs. Wood and Mr. Cox are each managing principals of WC Capital. No other persons control WC Capital.
The business address of WC Capital, the Estate and Mrs. Wood is 116 East Saddle River Road, Saddle River, New Jersey 07458.  Mrs. Wood’s principal occupation is as a retired homemaker.
The business address of Mr. Cox is One World Financial Center, New York, New York 10281. The principal occupation of Mr. Cox is as an attorney with Cadwalader, Wickersham & Taft LLP.
(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Mrs. Wood is a citizen of the United States.  Mr. Cox is a citizen of the United States.

13D

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ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The amount of funds expended to date to acquire the shares of Common Stock that were held in the Estate’s name were provided from Mr. James Wood’s (“Mr. Wood’s”) personal funds.  The Estate is the successor to Mr. Wood’s personal beneficial ownership of the member interests in WC Capital.
The amount of funds expended to date by WC Capital to acquire the 689,966 shares of Common Stock held in its name is $962,500.40. All of such funds were provided from WC Capital’s available funds.
Mrs. Wood acquired 256,764 shares of Common Stock held in her name following the passing of Mr. Wood on March 26, 2015, by means of a transfer from the Estate to Mrs. Wood on December 8, 2015.  On December 14, 15, 16 and 22, 2015, Mrs. Wood acquired 167,000 shares of Common Stock held in her name by means of the acquisitions set forth on Schedule I hereto.  The amount of funds expended to acquire such shares was provided from Mr. Wood’s personal funds.  On January 11, 2016, the Estate transferred its managing principal interest in WC Capital, LLC to Mrs. Wood.
The amount of funds expended to date by Mr. Cox to acquire the 21,227 shares of Common Stock held in his name was provided from Mr. Cox’s personal funds.

ITEM 4.	PURPOSE OF TRANSACTION
Mrs. Wood acquired 256,764 shares of Common Stock held in her name following the passing of Mr. Wood on March 26, 2015, by means of a transfer from the Estate to Mrs. Wood pursuant to Mr. Wood’s Last Will and Testament on December 8, 2015.  On December 14, 15, 16 and 22, 2015, Mrs. Wood acquired 167,000 shares of Common Stock held in her name by means of the acquisitions set forth on Schedule I hereto.  On January 11, 2016, the Estate transferred its managing principal interest in WC Capital, LLC to Mrs. Wood pursuant to Mr. Wood’s Last Will and Testament.  Mrs. Wood has full faith and confidence in the board of directors and management of Datawatch.  She believes that Datawatch stock is trading substantially below Datawatch’s fundamental value and she has no plans to dispose of the shares of Common Stock that she beneficially owns.
Investment Agreement
On January 12, 2001, WC Capital, Carnegie Hill Associates, LLC, a Delaware limited liability company (“Carnegie”), and Datawatch entered into that certain Investment Agreement (the “Investment Agreement”) providing for, among other things, the purchase by WC Capital of an aggregate of 1,552,420 shares Common Stock. The aggregate purchases price paid by WC Capital for the Common Stock pursuant to the Investment Agreement was $962,500.40 in cash.
The Investment Agreement provided WC Capital with certain demand, piggyback and Form S-3 registration rights and certain preemptive rights. In addition, pursuant to the Investment Agreement, so long as WC Capital continued to beneficially own at least 50% of the Originally Issued Shares (as defined in the Investment Agreement), WC Capital had the right to include, as nominees for the Datawatch Board of Directors, two directors. For so long as WC Capital had such right, (i) at least one director nominated by WC Capital was entitled to serve as a member of each committee of the Datawatch Board of Directors, (ii) WC Capital had the right to designate one such director to serve as Chairman of the Board of Datawatch and (iii) any such director then serving as Chairman of the Board of Datawatch was entitled to serve, in such capacity, as an executive officer of Datawatch with such duties as are related to strategic planning for Datawatch.
The Investment Agreement is set forth in Exhibit 1 to this the Original Schedule 13D and is incorporated herein in its entirety by reference in response to this Item. The foregoing description of the terms and provisions of the Investment Agreement is a summary only, and is qualified in its entirety by reference to such document.
As previously disclosed in Mr. Wood’s Form 4 filings with the SEC, Mr. Wood received shares of Common Stock in the form of restricted stock units (RSUs) issued pursuant to the Datawatch Second Amended and Restated 2011 Equity Compensation and Incentive Plan and pursuant to the Datawatch 2006 Equity Compensation and Incentive Plan; and stock options issued pursuant to the Datawatch Corporation 1996 Stock Plan.
The Reporting Persons acquired the shares of Common Stock for investment purposes.  Each Reporting Person may, from time to time, subject to developments with respect to Datawatch and market conditions, consider and determine to effect the purchase or sale of shares of Common Stock or other securities of Datawatch.

13D

CUSIP No. 23791710-9	Page 8
Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES IN DATAWATCH
(a)-(c) At the close of business on January 21, 2016, WC Capital beneficially owned (and has shared power to vote and shared power to dispose or direct disposition) an aggregate of 689,966 shares of Common Stock, representing approximately 5.93% of the outstanding Common Stock.  Mrs. Wood is the beneficial owner of 423,764 shares of Common Stock over which she has sole power to vote and sole power to dispose or direct the disposition. Mr. Cox is deemed to be the beneficial owner of the Common Stock held by WC Capital over which he has power to vote and power to dispose or direct the disposition. The ownership of each of the Reporting Persons is set forth in the following table:
Stockholder	Shares of Common Stock	Percent
WC Capital, LLC	689,966	5.93
The Estate of James Wood	None	0.00
Mrs. Colleen Wood	1,113,730	9.57
Mr. Christopher Cox	711,193	6.11

The foregoing percentages are based on 11,641,453 shares of Common Stock of Datawatch outstanding on November 9, 2015.
Set forth on Schedule I hereto are all transactions in the securities of the Datawatch effected during the past sixty days by the Reporting Persons.  Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by any Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF DATAWATCH
Except as set forth in this the Schedule 13D, to the best knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Datawatch, including but not limited to, transfer or voting of any of the securities of Datawatch, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Datawatch.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit 99.1.	Investment Agreement, dated as of January 12, 2001, and incorporated by reference herein (incorporated by reference to Exhibit 1 to the Original Schedule 13D filed on January 22, 2001 (File No. 005-44549)).
Exhibit 99.2.	Joint Filing Agreement among the Reporting Persons dated January 22, 2016.

13D

CUSIP No. 23791710-9	Page 9

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to WC Capital, LLC is true, complete and correct.

WC CAPITAL, LLC

Date: January 22, 2016	By:	/s/ Christopher T. Cox
Christopher T. Cox
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the Estate of James Wood is true, complete and correct.

ESTATE OF JAMES WOOD

Date: January 22, 2016	By:	/s/ Colleen M. Wood
Colleen M. Wood
Co-Executor of the Estate of James Wood

	By:	/s/ Christopher T. Cox
Christopher T. Cox
Co-Executor of the Estate of James Wood

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Colleen M. Wood is true, complete and correct.

COLLEEN M. WOOD

Date: January 22, 2016	By:	/s/
Colleen M. Wood

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Christopher T. Cox is true, complete and correct.

CHRISTOPHER T. COX

Date: January 22, 2016	By:	/s/ Christopher T. Cox

Schedule I
This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that was effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.
Mrs. Wood:
Trade Date	Type of Transaction	Number of Shares	Price Per Share ($)
12/14/2015	Buy	15,500	$5.31854
12/15/2015	Buy	37,000	$5.6974
12/16/2015	Buy	31,000	$6.4820

The Estate:
Trade Date	Type of Transaction	Number of Shares	Price Per Share ($)
12/14/2015	Buy	15,500	$5.31854
12/15/2015	Buy	37,000	$5.6974
12/16/2015	Buy	31,000	$6.4820

On December 22, 2015, the Estate transferred the 83,500 shares of Common Stock that it acquired in the above transactions to Mrs. Wood pursuant to Mr. Wood’s Last Will and Testament.